Exhibit 99.1

CONSOLIDATED BALANCE SHEETS
(Unaudited, Expressed in thousands of US dollars)
		March 31,	December 31,
	Note	2008	2007
ASSETS		$	$
Current Assets:
Cash and cash equivalents	4	132,408	113,265
Gold bullion (market value $150,484; December 31,2007: $129,193)	5	59,768	53,982
Receivables and other current assets		66,200	77,221
Inventories	6	90,538	89,230
		348,914	333,698
Other long-term assets		109,455	88,416
Working interests		123,371	112,478
Royalty interests		33,585	34,835
Mining assets		1,009,467	1,023,961
Exploration and development		221,174	225,473
Goodwill		361,648	361,648
Other intangible assets		14,339	15,103
		2,221,953	2,195,612

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities		139,711	127,672
Dividends payable		-	17,625
Current portion of long-term liabilities		27,901	32,430
		167,612	177,727
Long-term liabilities:
Long-term debt	7	5,642	5,696
Future income and mining tax liability		159,878	157,956
Asset retirement obligations		75,802	77,506
Accrued benefit liability		6,268	6,360
Long-term portion of forward sales liability		5,799	10,472
		253,389	257,990
Non-controlling interest		9,441	8,579
Shareholders' equity:
Common shares	8	1,647,837	1,633,119
Stock-based compensation		19,775	20,034
Warrants		24,391	24,391
Retained earnings		83,926	49,553
Accumulated other comprehensive income	9	15,582	24,219
		1,791,511	1,751,316
		2,221,953	2,195,612

Commitments and contingencies (note 11)
Subsequent events (note 15)

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited, Expressed in thousands of US dollars, except per share amounts)

First quarter ended March 31,	Note	2008	2007

Revenues		207,952	146,358
Expenses:		$	$
Mining costs, excluding depreciation, depletion and
amortization	10	108,084	95,574
Depreciation, depletion and amortization		40,685	23,590
		148,769	119,164
		59,183	27,194
Earnings from working interests		10,893	6,284
		70,076	33,478
Other:
Corporate administration		8,589	6,344
Exploration		7,969	6,004
Interest expense		99	657
Foreign exchange		192	888
Non-hedge derivative loss (gain)	11	(1,484)	524
Investment expense (income)		73	(858)
		15,438	13,559
Non-controlling interest		862	107
		16,300	13,666
Earnings before income and mining taxes		53,776	19,812
Income and mining taxes:
Current taxes		16,241	7,980
Future taxes		3,162	547
		19,403	8,527
Net earnings		34,373	11,285
Weighted average number of common shares
outstanding (in thousands)	8
Basic		294,901	292,797
Diluted		295,573	294,650
Basic and diluted net earnings per share	8	0.12	0.04

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
(Unaudited, Expressed in thousands of US dollars)

First quarter ended March 31,	Note	2008	2007
		$	$
Net earnings		34,373	11,285
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of
net investment in self-sustaining foreign operations		(8,222)	1,595
Change in unrealized gains (losses) on available-
for-sale financial assets
Unrealized losses on available-for-sale
financial assets, net of tax of $112 (2007: $127)		(415)	(1,116)
Total other comprehensive income, net of tax	9	(8,637)	479
Comprehensive income		25,736	11,764

Consolidated Statements of Retained Earnings
(Unaudited, Expressed in thousands of US dollars)

First quarter ended March 31,	2008	2007
	$	$
Retained earnings, beginning of period	49,553	109,038

Net earnings	34,373	11,285
Retained earnings, end of period	83,926	120,323

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows
(Unaudited, Expressed in thousands of US dollars)

First quarter ended March 31,	Note	2008	2007
		$	$
Operating activities:
Net earnings		34,373	11,285
Disbursement to defined benefit plans		(20)	(31)
Disbursement to asset retirement obligations		(1,585)	(254)
Items not affecting cash:
Earnings from working interests		(10,893)	(6,284)
Depreciation, depletion and amortization		40,685	23,590
Amortization of forward sales liabililty		(4,343)	(9,087)
Future income and mining taxes		3,162	547
Stock-based compensation		478	578
Non-hedge derivative losses (gains)		(1,484)	524
Gain on sales of assets		(4,026)	(75)
Unrealized foreign exchange losses (gains)		146	(391)
Accretion expenses - asset retirement obligations		1,158	973
Future benefit expense		208	91
Non-controlling interest		862	107
Change in non-cash working capital		14,020	(4,922)
		72,741	16,651
Investing activities:
Mining assets		(28,100)	(18,878)
Exploration and development		(2,937)	(6,113)
Long-term ore stockpiles		(6,481)	-
Investments		(1,770)	-
Restricted cash		(6,755)	-
Other assets		39	31
Proceeds from sales of assets		59	185
		(45,945)	(24,775)
Financing activities:
Proceeds from loan		-	7,500
Repayment of long-term debt		(4,009)	(25,754)
Issue of common shares, net of issue costs		13,981	1,376
Dividends paid		(17,625)	(17,570)
		(7,653)	(34,448)
Increase (decrease) in cash and cash equivalents
from continuing operations		19,143	(42,572)
Increase in cash and cash equivalents from
discontinued operations		-	28,451
Net increase (decrease) in cash and cash equivalents		19,143	(14,121)
Cash and cash equivalents, beginning of period		113,265	124,325
Cash and cash equivalents, end of period	4	132,408	110,204
Supplemental cash flow information:
Interest paid		64	747
Income and mining taxes paid		4,014	2,879

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements
(Unaudited. Tabular amounts in thousands of US Dollars except where otherwise indicated)

1.	Basis of presentation:

The unaudited interim consolidated financial statements of IAMGOLD Corporation (“IAMGOLD” or “the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles, except they do not contain all the disclosures as required for annual financial statements.  They have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2007, except for the changes in accounting policies mentioned in Note 2 below.  The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2007.

2.	Changes in accounting policies:

(a)  Financial instruments—disclosures and presentation:

The Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards: Section 3862—Financial instruments – disclosures, and Section 3863—Financial instruments – presentation, which were effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation.

Section 3862 requires the disclosure of additional qualitative and quantitative information that enables users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The adoption of this new accounting standard resulted in expanded disclosures contained in Note 12.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.  The adoption of this new accounting standard did not have any impact on the Company’s financial statements.

(b)  Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: Section 1535—Capital disclosures, which was effective for IAMGOLD on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  The adoption of this new accounting standard resulted in expanded information disclosed in Note 13.

(c)  Inventories:

In June 2007, the CICA issued Section 3031 – Inventories which replaces Section 3030 – Inventories and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are:

•      Measurement at the lower of cost and net realizable value;

•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;

•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories;

•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

This new section also provides for additional disclosure presented in Notes 6 and 10.  The adoption of this new accounting standard had an impact on the Company’s balance sheet reclassifying $1.3 million of capital spares from inventories to mining assets at January 1, 2008.

3.	Futures Accounting Policies:

(a) Goodwill and intangible assets

In February 2008, the CICA replaced Section 3062 by Section 3064 – Goodwill and intangible assets and adopted relevant parts of International Financial Reporting Standard IAS 38 – Intangible Assets. This section gives the definition of goodwill and intangible assets, and instruction for recognition and measurement. This section applies to fiscal years beginning on or after October 1, 2008. The Company is assessing the impact of this new section and will adopt these standards in 2009.

(b)International Financial Reporting Standards

In January 2006, the Accounting Standards Board (“AcSB”) adopted its strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted high-quality standards, namely, International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB). This document outlines the AcSB’s implementation plan for incorporating IFRS into Canadian GAAP, including identifying key decisions that the AcSB will need to make as it implements the strategic plan for publicly accountable enterprises. The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the changeover planned in 2011.

4.	Cash and Cash Equivalents
	March 31, 2008	December 31, 2007
	$	$
Cash	122,332	93,215
Cash equivalents: Short-term deposits with initial maturities of less than three months	10,076	20,050
Cash and cash equivalents	132,408	113,265

5.           Gold Bullion:

	March 31, 2008	December 31, 2007
Ounces held (oz)	161,204	154,954
Weighted average acquisition cost ($/oz)	371	348
Acquisition cost (in $000s)	59,768	53,982
End of period spot price for gold ($/oz)	934	834
End of period market value (in $000s)	150,484	129,193

6.            Inventories:

The carrying values of inventories are as follows:

	March 31, 2008	December 31, 2007
	$	$
Gold production inventory (Gold doré and Gold in process)	23,086	20,004
Niobium production inventory	9,576	7,644
Concentrate inventory	55	12
Ore stockpiles – current	18,776	20,640
Mine supplies	39,045	40,930
Inventories	90,538	89,230
Long-term ore stockpiles, included in other long-term assets	59,609	53,128
	150,147	142,358

The amount of inventories recognized as an expense during the period is disclosed in Note 10. There was no write-down of inventories recognized as an expense and no reversal of write-down during the first quarter of 2008.

7.	Long-term debt

Long-term debt includes the following:

a)	$3.9 million liability, assumed relating to the balance of the purchase price for the Camp Caiman project from Asarco Incorporated, a wholly owned subsidiary of Asarco Guyane, Française S.A.R.L.

b)	$0.9 million relating to an agreement with Hydro-Québec to finance the installation of a new power line at the Niobec mine site. The annual interest rate is 6.41%.

c)	$0.6 million of the remaining non-participating shares redeemable, following the acquisition of Cambior Inc. in November 2006.

The current portion of the non-revolving term loan of the credit facility totaling $4.0 million as at December 31, 2007 was repaid in March 2008.

As at March 31, 2008, the $30.0 million revolving portion of the credit facility was not drawn upon except for $17.8 million in letters of credit issued to guarantee asset retirement obligations.

In April 2008, the Company obtained a $140.0 million five year revolving credit facility which may be used for general corporate purposes including acquisitions.

8.           Share Capital:

(a)	Authorized:

Unlimited first preference shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares

Issued and outstanding common shares are as follows:

	Number of Shares	Amount $
Issued and outstanding at December 31, 2007	293,763,672	1,633,119
Exercise of options	795,946	6,123
Share bonus plan	56,149	437
Issuance of flow-through shares (net of issuance costs)	928,962	8,158
Issued and outstanding at March 31, 2008	295,544,729	1,647,837

b)	Share options:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three and four years and expire no later than ten years from the grant date. As at March 31, 2008, the total number of shares reserved for the grants of share options was 20,261,806.  As of March 31, 2008, 12,405,701 shares remain in reserve.  Options issued on the acquisition of Repadre Capital Corporation (in 2003), and Cambior (in 2006) are excluded from this reserve number.

A summary of the status of the Company’s share option plan as of March 31, 2008 and changes during the first quarter of 2008 is presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at March 31, 2008 and December 31, 2007 were 1.0265 and 0.9913, respectively.

	Number of Options	Weighted average exercise price ($C/option)

Outstanding at December 31, 2007	5,741,858	8.63
Exercised	(795,946)	7.25
Forfeited	(126,834)	9.92
Outstanding at March 31, 2008	4,819,078	8.83
Exercisable at March 31, 2008	2,987,995	8.16

(c)	Share bonus plan:

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. As of March 31, 2008, 451,707 shares remain in reserve.

First quarter ended March 31, 2008	Number of shares
Outstanding at December 31, 2007	137,801
Granted	5,000
Issued	(56,149)
Outstanding at March 31, 2008	86,652

(d)	Stock-based compensation:

The Company expenses, over the vesting period, the fair value of all stock-based compensation granted.

First quarter ended March 31,	2008	2007
	$	$
Share options (b)	397	417
Share bonus plan (c)	81	161
	478	578

(e)	Warrants

On the acquisition of Cambior, 20,000,000 warrants were issued, exercisable for 8,400,000 shares at a price of C$8.93 each.  As at March 31, 2008, there were 19,991,000 warrants outstanding, exercisable for 8,396,000 shares expiring on August 12, 2008.

(f)	Earnings per share:

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic earnings per share computations:
First quarter ended March 31,	2008	2007
	$	$

Numerator:
Net earnings	34,373	11,285
Denominator (in thousands):
Weighted average common shares outstanding	294,901	292,797
Basic earnings per share	0.12	0.04

Diluted earnings per share computations:
First quarter ended March 31,	2008	2007
	$	$
Numerator:
Net earnings	34,373	11,285
Denominator (in thousands):
Weighted average common shares outstanding	294,901	292,797
Dilutive effect of employee share options	672	1,238
Dilutive effect of warrants	-	615
Diluted weighted average common shares outstanding	295,573	294,650
Diluted earnings per share	0.12	0.04

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

(Options and warrants in whole numbers)	March 31, 2008	March 31, 2007
Share options	3,524,749	3,262,000
Warrants	8,396,220	-
	11,920,969	3,262,000

(g)	Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.  If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. In March 2008, the Company issued 928,962 flow-through shares for the Westwood project totaling C$8,500,000 which will have to be spent in 2008.

As at March 31, 2008, the remaining commitment, with respect to unspent resource expenditures under flow-through common share agreements, was $7,052,000.

9.	Accumulated Other Comprehensive Income (Loss)

	Cumulative translation adjustment	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive income (loss)
		$	$	$
Balance at December 31, 2007	25,047	(909)	81	24,219
Changes in the first quarter of 2008	(8,222)	(527)	112	(8,637)
Balance at March 31, 2008	16,825	(1,436)	193	15,582

10.	Mining Costs

Mining costs, excluding depreciation, depletion and depreciation, include mine production, transport and refinery costs, royalty expenses, applicable general and administrative costs, movement in inventories and ore stockpiles, accretion expenses and ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping costs and deferred development.  Ongoing termination costs are included, however, employee termination costs associated with major restructuring and mine closures are excluded.  These costs, analyzed by nature, consist of the following:

First quarter ended March 31,	2008	2007
	$	$
Operating mining costs	97,634	82,955
Royalties	14,171	7,985
Accretion expense	1,108	691
Inventories movement	(4,829)	3,943
Mining costs, excluding depreciation, depletion and amortization	108,084	95,574

11.           Commitment and Contingencies:

(a)	Gold sales commitments

As of March 31, 2008, the remaining outstanding forward sales contracts of Mupane acquired as part of the acquisition of Gallery Gold Limited (“GGL”) were as follows:

Year	Forward Sales (oz)	Average Forward Price ($/oz)	Liability $
2008	58,332	402	13,531
2009	43,888	407	10,472
Total	102,220	404	24,003

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the first quarter of 2008, 19,444 ounces of gold were delivered under forward sales contracts (19,225 ounces in the first quarter of 2007).

	March 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts (Mupane)	(24,003)	(50,089)	(28,346)	(53,720)

(b)	Non-hedge derivative gain (loss):

First quarter ended March 31,	2008	2007
	$	$
Change in the fair value of the non-hedge derivative instruments	-	(1,284)
Gain resulting from the change in fair value of embedded and gold receivable	1,679	760
Unrealized loss from the change in fair values of warrants included in marketable securities	(195)	-
Non-hedge derivative gain (loss)	1,484	(524)

 (c)  Claims:

In October 2007 an audit claim for the years 2005 and 2006 was received from the Department of Taxation in Mali for the Sadiola and Yatela mines. The Company has not recorded a provision for potential claims for differences arising from these claims. The Company believes that the carrying amount of items owing from the Government of Mali are recoverable and no additional provisions are considered necessary.

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business.  The Company is also subject to the possibility of new income and mining tax assessments for some years.  The Company does not believe that unfavorable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition.

(d)    Agreement to sell the Sleeping Giant Mine:

On October 9, 2007, IAMGOLD announced that an option agreement has been signed with Cadiscor Resources Inc. (“Cadiscor”) granting them the right to purchase the Sleeping Giant Mine after the completion of mining and processing for total consideration of up to C$7,000,000.  As part of the agreement with Cadiscor, IAMGOLD will continue to mine and process reserves at Sleeping Giant until the end of its current reserve life at which time, Cadiscor will purchase the property and all the related infrastructure assets.

(e)    Camp Caiman Project

Camp Caiman is a development project, located about 45 kilometers southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. IAMGOLD holds a 30 square kilometer mining concession for the project, valid for a period of 25 years. The feasibility study for the project was completed in August 2005 and updated in 2007. The Camp Caiman deposit is hosting approximately 1.1 million ounces of gold. Throughout the permitting process, the Company has fulfilled all legal technical and environmental obligations required; including full and open public hearings and consultations. The project received a positive response from the relevant authorities, as well as a positive recommendation from the CODERST, a government appointed committee designed to review such projects. On January 31, 2008, the President of France announced that he would not grant the permits necessary to commence construction of the Camp Caiman project.

On March 13, 2008, IAMGOLD met the President of France. At this meeting, IAMGOLD was provided with a copy of the official letter mandating the implementation of the new framework for mining in French Guiana, which is expected to be in place for mining in 2008. The President agreed to further dialogue with regards to the Company’s interests in the region and to consider all reasonable alternatives for mining projects which the Company may propose in the future. All existing exploration permits remain in effect.  Based on information currently available, the Company believes there is insufficient evidence to cause the Company to record an impairment.  The Company will continue to monitor the situation.

12.           Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments and commodities:

	March 31, 2008		December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial Assets
Cash and cash equivalents (1)	132,408	132,408	113,265	113,265
Restricted cash (1)	8,206	8,206	1,790	1,790
Receivables excluding gold receivable (2)	54,620	54,620	61,230	61,230
Marketable securities(3)	10,070	10,070	2,974	2,974
Gold receivable (4)	11,580	11,545	15,448	15,404

Financial liabilities
Accounts payable and accrued liabilities (2)	139,711	139,711	127,672	127,672
Long-term debt (including current portion) (5)	6,157	6,157	10,229	10,229
Gold forwards (Note 11) (6)	24,003	50,089	28,346	53,720

(1)
Cash and cash equivalents, and restricted cash are designated as held-for-trading and are recorded at market value.  The related interest income totaled $573,000 during the first quarter of 2008 compared to $770,000 during the first quarter of 2007.

(2)
Receivables excluding gold receivable, and accounts payable and accrued liabilities are recorded at amortized cost. The fair value is equivalent to the carrying amount given the short maturity period.  Interest income and expense are recorded in the statement of earnings.

(3)
Marketable securities, excluding warrants included therein, are classified as available-for sale and recorded at fair value.  The unrealized gain or loss related to changes in market value, based on the last quoted market price, is accounted for in other comprehensive income (OCI) until the marketable securities are sold, impaired.  When marketable securities are sold or impaired, the accumulated unrealized gain or loss recorded within OCI is recycled and the gain or loss on disposal is recorded in the consolidated statement of earnings.  During the first quarter of 2008, there have been no disposals or impairments of marketable securities.  During the first quarter of 2008, an unrealized loss of $527,000 was recorded in other comprehensive income.  The cumulative amount totaled $1,436,000.

The Company also owns warrants included in marketable securities which are considered held-for-trading and are measured at fair value using the Black-Scholes pricing model.  The unrealized gain or loss related to changes in market value is reported under “non-hedge derivative gain or loss” in the consolidated statement of earnings and totaled $195,000 during the first quarter of 2008.

(4)
The gold receivable contract is accounted for as an interest bearing receivable with interest recorded in investment income in the consolidated statement of earnings, and totaled $240,000 during the first quarter of 2008 ($308,000 during the first quarter of 2007). The embedded derivative is marked-to-market based on the change in gold price between the inception date of the contract and the end of the period with the change charged to earnings under “non-hedge derivative gain or loss” which resulted in a gain of $1,679,000 during the first quarter of 2008 ($760,000 during the first quarter of 2007).

(5)
Long-term debt is recorded at amortized cost. Since most of the long-term debt is variable rate debt, the fair value of the Company’s long-term debt is equivalent to the carrying amount. Fair value is estimated using discounted cash flow analysis based on the Company’s current borrowing rate for similar borrowing arrangements.  Interest is either expensed or capitalized according to the project the debt is related to Note 7.

(6)	The gold forwards related to the Mupane mine are considered as normal purchase and sales contracts. They were marked-to-market on the date of acquisition. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue.  The Company obtains a valuation for its fair value from counterparty of its portfolio of gold commitments.  This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

  Risks

The Company is exposed to various credit, liquidity and market risks associated with its financial instruments:

•	Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

•	Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

•
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

The Company manages those risks as follows:

Cash and cash equivalents, and restricted cash:

The credit risk is limited to the carrying amount on the balance sheet.  Exposure to market risk is related to changes in currency and interest rates.  IAMGOLD holds cash and cash equivalents in highly credit rated financial institutions and does not have any asset backed commercial paper.

Receivables excluding gold receivable:

Receivables mainly include gold trade receivable, settlement receivable related to sales of ferroniobium, taxes, mineral rights and tax credit-exploration from government.  The credit risk is limited to the carrying amount on the balance sheet.

The credit risk related to sale of gold is lowered by the fact that gold is sold to major banks which are considered credit worthy.  The gold trade receivable is usually collected in the following month, thus further reducing the potential for credit risk.

The credit risk on receivables from sale of ferroniobium, is related to the possibility that buyers of ferroniobium may have difficulties in meeting their obligations and thus impacting the Company’s ability to collect receivables.  Settlement receivables related to sale of ferroniobium totaled $11,958,000 as at March 31, 2008 ($10,189,000 at December 31, 2007).

The following table represents the aging of receivables relating to the sale of ferroniobium at March 31, 2008.

$
30 days and less	9,273
30 to 60 days	2,685
Total	11,958

In order to minimize such risks related to receivables from sale of ferroniobium, analyses of credit exposures and credit limits are performed for each client on a regular basis,  Clients are located in different geographic locations such as United States, Europe, China, Japan, Saudi Arabia, Korea, and Australia.  The Company does not hold any security nor any other credit enhancements in relation to these receivables.  As at March 31, 2008, there were no impaired settlement receivables and there was no amount that would otherwise be past due or impaired whose terms have been renegotiated.

The credit risk related to taxes, mineral rights and tax credits from the government relating to exploration, included in receivables, depends on certain government audits to be performed.  To the extent that the Company is subject to additional claims and audits to be performed by certain government, it does not believe that these amounts could change credit risk as being considered low.

Marketable securities:

Exposure to market risk is related to the fluctuation in the market price of marketable securities.  IAMGOLD held ownership to these marketable securities following the settlement of specific transactions (e.g. disposal of a project in exchange of the counterparty’s capital share) or as a strategic investment.  These investments relate to mining companies which are part of a volatile market.  The Company reviews the value of marketable securities for impairment based on both quantitative and qualitative criteria.

During the first quarter of 2008, if the market value of marketable securities and warrants had been 2% higher with all other variables held constant, the unrealized loss related to changes in market value, net of income taxes, included in other comprehensive income would have been $156,000 lower, and net earnings would have been $4,000 higher as a result of a lower non-hedge derivative loss.  With the same change in the opposite direction, the unrealized loss related to changes in market value of marketable securities and warrants, included in other comprehensive income, would have been $156,000 higher and net earnings would have been $4,000 lower as a result of a higher non-hedge derivative loss.

Gold receivable and embedded derivative:

Exposure of gold receivable to market risk is related to the fluctuation in the price of gold.  In addition, the Company is subject to a credit risk related to the possibility of a failure of the counterparty to deliver gold as per agreement.  As security on the future gold deliveries, the counterparty pledged all shares of the acquired company and granted first rank security interests in all moveables and immoveables of the acquired company.  As at March 31, 2008, 12,500 ounces of gold were outstanding and will be received in equal deliveries in June and September 2008.  There is no amount that would otherwise be past due or impaired whose terms have been renegotiated.  As at March 31, 2008, there was no impairment of gold receivable.

The carrying value and the market value of gold receivable including embedded derivatives, based on the closing price of gold of $934 per ounce at the end of March 2008, were $11,580,000 and $11,545,000, respectively.  If the gold price had been $100 per ounce higher with all other variables held constant, net earnings for the quarter would have increased by $1,250,000.  Conversely, if the gold price had been $100 per ounce lower, net earnings for the quarter would have decreased by $1,250,000.

Treasury policy

As at March 31, 2008, the Company’s cash and cash equivalents, and bullion position totaled $282,892,000, with bullion valued at the period end market price, coupled with the new credit facility following the agreement signed with a bank syndicate in April 2008, provide the Company with access to a high level of additional liquidity and capital resources. Refer to Note 13, Capital Disclosures, describing the Company’s objectives when managing capital and related risks.

The Company has a treasury policy to assist in managing this risk which requires:

•	Investment only in liquid instruments by preserving capital, maintaining required liquidity, and realizing a competitive rate of return while considering an appropriate and tolerable level of risk.

•	Investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management.

•	Monitoring cash balances within each operating entity.

•	Perform cash flow forecasting short to medium term, as well as medium and long-term forecasting incorporating relevant budget information.

•	Consider the need for expanding treasury activity if and when appropriate (including but not limited to hedging, derivatives).

•	Establish limits for significant investees and/or counterparties (e.g. for cash investments) and review limits periodically.

Accounts payable and accrued liabilities:

Exposure to market risk relates to changes in currency and interest rates.  The existence of cash and gold bullion balance (valued at market) of $282.9 million and no significant liabilities at March 31, 2008, liquidity risk of the Company not meeting its current obligations is low.

Long-term debt:

The carrying value of interest bearing long-term debt at March 31, 2008 was $6,157,000.  The long-term debt including interests was as follows:

$
2008	570
2009	1,090
2010	4,429
2011	387
2012	28
2013	21
Total	6,525

The credit facility was repaid at the end of March 2008.  As at March 31, 2008, the Company had letters of credit totaling $17,789,000 issued to guarantee asset retirement obligations.  The credit facility is secured by the Company’s interests in the Rosebel, Doyon, Mouska and Sleeping Giant mines, and is subject to various covenants, financial ratios and prepayment in the event of future financing as disclosed in Note 13.

In April 2008, the Company announced that it had obtained a $140.0 million five year revolving credit facility which may be used for general corporate purposes including acquisitions.

Gold forwards:

The Company usually does not take any particular measures to protect itself against fluctuation in the commodities market.  However, following the acquisition of GGL (Mupane), the Company assumed existing gold forward commitments.  The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  Operational risks such as Mineral reserves and extraction, Safety and other hazards, Energy, Labor and strikes, Communities, Environmental hazard, Political risk, and Legislation may have an impact on the possibility to produce and deliver gold into the contracts.  The liquidity risk is related to the Company’s capacity to produce and sell gold.  Should the mine not be able to produce enough gold, the Company would have to buy gold on the market to meet its gold forward commitments.  The Company determined that it has the ability to deliver into the forward contracts based on budgeted production and its intentions are to deliver according to the committed forward contracts.  The market risk related to the fluctuation in the price of gold also has an impact on the efficiency of gold forwards.

Maturity analysis:

	Number of ounces	$
2008	58,332	13,531
2009	43,888	10,472
Total carrying value	102,220	24,003
Total fair value		50,089

Sensitivity of change in gold price on gold forward sales (Mupane):

As at March 31, 2008, the valuation of gold forwards, were based on a gold price of $934 per ounce, and following the assumption of an increase and a decrease of $100 per ounce, would have been as follows:

	March 31, 2008 $934/oz		Increase of $100/oz at $1,034/oz		Decrease of $100/oz at $834/oz
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Mupane	$	$	$	$	$	$
Gold forward sales	(24,003)	(50,089)	(24,003)	(55,948)	(24,003)	(45,134)

Interest rate sensitivity:

At March 31, 2008, if interest rates at that date had been 10 basis points lower or higher with all other variables held constant, the impact on after-tax net earnings would not have been material for the first quarter of 2008.  To the extent that the new credit facility is utilized, future sensitivities will be material and will be disclosed.

Foreign exchange rate:

Metal sales are mainly transacted in US dollars. However, movement of the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian divisions and executive office cost base. In addition, the Euro is the functional currency for the Company’s activities in French Guiana.  Therefore, to the extent that alternative arrangements are made to continue projects (including the Camp Caiman project) in French Guiana, the capital and production cost of these projects can be impacted by a change in the Euro exchange rate.  Other international operations have exposure to other currencies; however a significant portion of each international operation’s cost base is denominated in US dollars.  To the extent that this proportion changes, and to mitigate such risks, the Company may enter into foreign exchange contracts to fix the exchange rate, however no foreign exchange contracts were entered into or outstanding at March 31, 2008.

The impact of the variation of the Canadian dollar compared to US dollar, associated with financial instruments, would mainly be related to accounts in Canadian operations such as cash, settlement receivable of niobium in currencies other than US dollars, other receivables, marketable securities, and accounts payable.  As the Canadian mines are considered self sustaining operations, the foreign exchange impact of translating their financial statement balances to US dollars is accounted for in accumulated other comprehensive income, as a cumulative translation adjustment, which shelters the operations from having this impact the consolidated statement of earnings.  However, the revaluation of foreign denominated balances is accounted for in the statement of earnings and presents increased risk as the Euro and Canadian dollar, and other currency rates fluctuate in relation to the US dollar.

13.	Capital Disclosures:

IAMGOLD’s objectives when managing capital are:

•	to ensure the Company’s financial capacity to support its operations, current mine development plans and the long-term growth strategy,

•	to provide an superior return to shareholders and benefits for other stakeholders, and

•	to protect shareholder value while appropriately balancing activity within treasury conditions (both risks and opportunities) and identify exposure with respect to markets and risk fluctuations.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion due to factors that are beyond the Company’s control, including the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold prices, the mining industry, economic conditions and the associated risks.  In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt,  repay existing debt, or sell gold bullion.

During the first quarter of 2008, the Company adjusted its capital structure by issuing flow-through shares for C$8.5 million to finance exploration and development expenditures at the Westwood project.  These proceeds are to be spent in fiscal 2008 in accordance with the applicable Canadian Income Tax Legislation.

In addition, subsequent to March 31, 2008, the Company replaced a previous credit facility by signing a new $140 million five year revolving credit facility which will provide additional flexibility in meeting its goals.  The facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio. The letter of credit and standby fees also vary according to the senior debt ratio.  This new credit facility is guaranteed and secured by the Company’s major subsidiaries and secured by a pledge of IAMGOLD’s shares in these subsidiaries. This new credit facility is in line with the Company’s objectives in managing capital.

14.           Segmented Information:

The Company’s gold mine segment is divided into geographic segments, as follows:

Suriname:                           Rosebel Mine
Canada:                              Doyon division and Sleeping Giant mine
Botswana:                          Mupane mine
Mali:                                   Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:                               Working interests in Tarkwa and Damang (18.9%)

The Company’s segments also include non-gold activities (Niobec mine and royalty interests located in Canada), Exploration and development, and Corporate.

			Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
First quarter ended March 31, 2008	$	$	$	$	$	$
Revenues	65,026	45,913	12,205	49,754	-	172,898
Earnings from working interests	-	-	-	-	10,893	10,893
Depreciation, depletion and amortization	9,480	13,853	3,457	5,585	-	32,375
Exploration expense	865	1,527	6	643	-	3,041
Income and mining taxes (recovery)	7,739	(522)	-	8,096	-	15,313
Net earnings (loss)	11,611	2,928	690	14,003	10,893	40,125
Expenditure for mining assets and capitalized
exploration and development	18,144	3,090	103	3,444	-	24,781
Working interests, Royalty interests, Mining assets,				-
Exploration and development and Other intangible assets	371,363	202,387	38,210	65,523	123,371	800,854
Total assets	558,407	333,396	63,253	193,873	182,531	1,331,460

	Total		Exploration
	Gold	Non	and
	Mines	Gold	Development	Corporate	Total
First quarter ended March 31, 2008	$	$	$	$	$
Revenues	172,898	35,054	-	-	207,952
Earnings from working interests	10,893	-	-	-	10,893
Depreciation, depletion and amortization	32,375	8,062	63	185	40,685
Exploration expenses	3,041	-	4,260	668	7,969
Investment income (expense)	-	-	(1,136)	1,063	(73)
Interest expense	-	-	-	99	99
Income and mining taxes (recovery)	15,313	(589)	(580)	5,259	19,403
Net earnings (loss)	40,125	12,196	(4,252)	(13,696)	34,373
Expenditure for mining assets and capitalized
exploration and development	24,781	3,319	2,937	-	31,037
Working interests, Royalty interests, Mining assets,
Exploration and development and Other intangible assets	800,854	362,262	221,113	17,707	1,401,936
Total assets	1,331,460	390,517	299,635	200,341	2,221,953

			Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
First quarter ended March 31, 2007	$	$	$	$	$	$
Revenues	31,269	33,380	11,777	45,555	-	121,981
Earnings from working interests	-	-	-	-	6,284	6,284
Depreciation, depletion and amortization	5,407	4,382	5,052	2,734	-	17,575
Exploration expense	358	169	159	1	-	687
Income and mining taxes (recovery)	(1,006)	364	-	7,357	-	6,715
Net earnings (loss)	1,650	5,127	(5,730)	15,414	6,284	22,745
Expenditure for mining assets and capitalized
exploration and development	4,506	5,976	947	5,001	-	16,430

	Total		Exploration
	Gold	Non	and
	Mines	Gold	Development	Corporate	Total
First quarter ended March 31, 2007	$	$	$	$	$
Revenues	121,981	24,377	-	-	146,358
Earnings from working interests	6,284	-	-	-	6,284
Depreciation, depletion and amortization	17,575	5,864	-	151	23,590
Exploration expenses	687	-	3,252	2,065	6,004
Investment income	-	-	5	853	858
Interest expense	-	19	-	638	657
Income and mining taxes (recovery)	6,715	276	(118)	1,654	8,527
Net earnings (loss)	22,745	2,909	(3,868)	(10,501)	11,285
Expenditure for mining assets and capitalized
exploration and development	16,430	2,448	6,113	-	24,991

			Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
December 31, 2007	$	$	$	$	$	$
Working interests, Royalty interests, Mining assets,
Exploration and development and Other intangible assets	360,189	217,316	41,424	65,737	112,478	797,144
Total assets	553,506	346,814	64,836	175,789	171,638	1,312,583

	Total		Exploration
	Gold	Non	and
	Mines	Gold	Development	Corporate	Total
December 31, 2007	$	$	$	$	$
Working interests, Royalty interests, Mining assets,
Exploration and development and Other intangible assets	797,144	371,139	225,473	18,094	1,411,850
Total assets	1,312,583	395,412	303,032	184,585	2,195,612

15.           Subsequent events:

Quimsacocha Project in Ecuador

In April 2008, a mandate passed by the Constituent Assembly in April 2008 resulted in a moratorium on mining activities in the country for 180 days pending the completion of new mining legislation. The President of Ecuador has undertaken to engage in discussions with the Company, over the next several months, regarding terms and conditions for a mining concession at Quimsacocha. The Company will advance the work necessary to complete the Quimsacocha prefeasibility study scheduled for July 2008. As well, during the moratorium, technical, environmental and economic assessments, together with community and public relations programs will continue. If the Company is unable to reach agreement on a revised mining concession, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to cause the Company to record an impairment.  The Company will continue to monitor the situation.

Credit facility agreement

In April 2008, the Company announced it had obtained a $140.0 million five year revolving credit facility which may be used for general corporate purposes including acquisitions.

The interest rate margin above LIBOR and Base rate advances varies according to the senior debt ratio. The letter of credit and standby fees also varies according to the senior debt ratio. Senior debt ratio is described as the ratio calculated by dividing (a) Senior debt less cash and cash equivalents and less the market value of the gold bullion, by (b) Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), a Non-GAAP measure, defined as the consolidated net earnings before extraordinary gains or losses, interest, depreciation, amortization, income tax with adjustments for non-cash gains or losses on derivatives and asset retirement obligations.  The new credit facility is guaranteed by its major subsidiaries and secured by a pledge of the Company’s shares in these subsidiaries.

La Arena

In May 2008, IAMGOLD announced that it has entered into an agreement with Rio Alto Mining Limited (“Rio Alto”) for the sale of its Peruvian development gold-copper La Arena project, for a consideration of $47.6 million in cash and a 5.5% interest in Rio Alto.  Rio Alto is required to obtain funding to complete the transaction.

16.      Comparative figures:

Certain figures for the previous year have been reclassified to conform to the current year’s financial statement presentation.